September 26, 1989
Capital Research and Management Company
333 South Hope Street
Los Angeles, CA  90071
     Re:  Investment Letter
Gentlemen:
     The Tax-Exempt Money Fund of America, a Massachusetts business trust (the "Fund"), hereby offers to sell to you 100,000 shares of beneficial interest of The Tax-Exempt Money Fund of America, without par value, (the "Shares") at a price of $1.00 per share upon the following terms and conditions:
         You agree to pay to the Fund the aggregate purchase price of $100,000 against delivery of a statement confirming the registration of the 100,000 Shares in your name.
         You represent to the Fund that you are purchasing the Shares for your own account for investment purposes and not with the present intention of redeeming or reselling the Shares and that the purchase price of such Shares is in payment for an equity interest and does not represent a loan or temporary advance by you.
         You understand that you are obligated to pay certain expenses incurred in connection with the organization of the Fund, as shall be reflected in an Investment Advisory and Service Agreement between you and the Fund. You agree that you will not redeem any of the Shares while any portion of such organizational expenses has not been paid by you.
                              Very truly yours,
                              THE TAX-EXEMPT MONEY FUND
                              OF AMERICA
                              By
                                 Paul G. Haaga, Jr.
                                 Executive Vice President
Confirmed and agreed to September 26, 1989
CAPITAL RESEARCH AND MANAGEMENT COMPANY
By
   Thomas E. Terry
   Vice President and Secretary